

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

August 17, 2009

Mr. George R. Bracken
Senior Vice President – Finance
National Beverage Corp.
8100 SW Tenth Street, Suite 4000
Ft. Lauderdale, FL 33324

> **Re: National Beverage Corp.**
> **Form 10-K**
> **Filed July 17, 2008**
> **File No. 001-14170**
> **Schedule 14A**
> **Filed August 29, 2008**
> **Supplemental Response Letter**
> **Dated August 7, 2009**

Dear Mr. Bracken:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director